UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
August 12, 2022
(Commission File
No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED
(REG. NO. 289175)
(Translation of registrant’s name into English)

CAYMAN ISLANDS
(Jurisdiction of incorporation or organization)
83 CLEMENCEAU AVENUE
#12-03
UE SQUARE
SINGAPORE 239920
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F
☒        Form
40-F
☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101 (b) (1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101 (b) (7):
Yes ☐        No ☒

Announcement of Second Quarter 2022 Financial Results and Corporate Update
On August 12, 2022, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended June 30, 2022 and providing an update on recent corporate activities.
A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
Financial Statements
On August 12, 2022, the Company issued its condensed consolidated financial statements for the six months ended June 30, 2022 (the “Financial Statements”).
A copy of the Financial Statements is attached hereto as Exhibit 99.2 and is incorporated by reference herein.
The information contained in this Form
6-K
is hereby incorporated by reference into the Company’s Registration Statement on
Form F-3
(File
No. 333-234405),
Registration Statement on
Form F-3
(File
No. 333-252575),
Registration Statement on
Form F-3
(File
No. 333-254768),
Registration Statement on Form
S-8
(File
No. 333-252118)
and Registration Statement on
Form S-8
(File
No. 333-263843).
Forward Looking Statements
This Form
6-K
contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab
and
farudodsta
; the safety and efficacy of
eblasakimab
and
farudodstat
; the potential of
eblasakimab
as a
first-in-class
treatment for atopic dermatitis and of
farudodstat
as a treatment for autoimmune disease; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports (Commission File
No. 001-38475),
including the Company’s Annual Report on Form
20-F
filed with the SEC on March 25, 2022.
All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.
Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated August 12, 2022

99.2	ASLAN Pharmaceuticals Limited Financial Statements for the six months ended June 30, 2022

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer
Date: August 12, 2022